Exhibit 10.1

August 15, 2006

Dave Orton

Dear Dave,

As you are aware, ATI Technologies Inc. (“ATI”) intends to enter into an Acquisition Agreement with Advanced Micro Devices, Inc. (“AMD”) whereby AMD will acquire all of the outstanding common shares of ATI (also known as the “Transaction”). The AMD/ATI team is pleased to offer you continuing employment after the closing date of the Transaction in the position of Executive Vice President, reporting to Dirk Meyer, President and Chief Operating Officer. This offer letter outlines, among other things, the terms of your continuing employment with the AMD/ATI team following the closing of the Transaction. This Offer is contingent on approval by AMD’s Board of Directors and effective only upon the closing of the Transaction, upon which this Offer will supersede any other ATI agreement with respect to your employment with ATI, including your Change in Control Agreement, and is contingent upon your execution of the Non-competition Agreement between you and AMD.

Salary

Your initial bi-weekly salary will be $21,153.85 ($550,000 annualized). AMD has 26 biweekly pay periods per year.

Benefits-Executive

You will continue to participate in the benefits plans, including any executive plans, currently made available to you and continued by ATI, with the exception of the ATI 401(k) plan. Instead, upon the closing of the Transaction, you will be eligible to participate in the AMD 401(k) retirement savings plan with matching contributions. In addition, we anticipate that you will be eligible to participate in the AMD benefits, perquisites and profit sharing plan beginning in January 2007.

Corporate Bonus Plan

You will be eligible to participate in AMD’s Corporate Bonus Plan (“Bonus Plan”), in accordance with the terms and conditions of the Bonus Plan. Your initial target bonus opportunity will be 100% of your Base Salary. Any amount which you may earn under the Bonus Plan between the Closing Date and December 31, 2006 will be pro-rated and paid as a percentage of the Base Salary which you actually earn during this period. Target bonus opportunities are subject to review and may be adjusted, generally each plan year. Your participation is subject to the terms and conditions of the attached Bonus Plan.

VP Long Term Incentive Plan

You will be eligible to participate in AMD’s Vice President Long Term Incentive Plan (“LTIP”). The LTIP is based on rolling 3-year revenue growth, relative to external benchmarks, and operating income margins. The target payout under the long-term component is 30% of your Base Salary. The LTIP is prorated for less than 3 years of service. The terms and conditions of the LTIP, including target bonus opportunities, are subject to review and may be adjusted by AMD.

Restricted Stock Units

Further, subject to the approval by the Board of Directors, you will be granted 50,000 restricted stock units to vest 40% one year from the grant date, then an additional 5% at the end of each subsequent three month period until 100% vested four years from the grant date, assuming continuous service.

Contribution Bonus

AMD/ATI believes that you are an important part of ensuring the future success of AMD/ATI and we would like to provide the following to you as a joining incentive for your anticipated contributions. We will provide you with two separate cash bonuses, each equal to $412,500. The first bonus payment will be paid to you in the first payroll cycle after you complete one year of service with AMD/ATI and the second payment will be paid to you in the first payroll cycle after you complete two years of service with AMD/ATI. Each payment is contingent upon your (1) active, full-time employment at the time of payment; and (2) satisfactory job performance. Each payment is subject to applicable taxes and withholdings.

If applicable, your employment with AMD/ATI is contingent on AMD/ATI successfully obtaining an export license for you in accordance with BXA export license regulations.

In accordance with the requirements of the Immigration Reform and Control Act of 1986, you will be required to provide AMD/ATI with documents to verify your identity and your legal right to work in the United States. You must present this documentation on your first day of employment; to assist you, we will provide a list.

We look forward to a mutually productive working relationship and the opportunity to build the next great semiconductor company. As a new member of the AMD/ATI team, we understand that joining a combined organization does represent change, which could include leadership changes. Therefore, should your employment terminate by mutual agreement from the role offered as Executive Vice President responsible for the ATI Business Unit at AMD or should your employment be terminated without cause during your first 12 months of employment following the close of the Transaction, you will be provided with 24 months severance (the “Severance Period”). Should your employment terminate by mutual agreement or without cause between your 13th and 24th month of employment following the close of the Transaction, the Severance Period will be reduced by one month for each month of service completed during this period. For example, should your employment terminate during your 15th month of employment, you will be provided 21 months of severance.

In all cases, this severance is subject to execution of a General Release in a form provided by AMD (and similar to the release contained in your ATI Change in Control Agreement). This General Release would include a provision that should your employment terminate for reasons other than cause within the first 24 months of employment following the close of the Transaction, your Non-Competition Agreement would expire the later of two years from the close of the Transaction or 12 months after your termination.

The severance provided will include payment of your base salary and your Corporate Bonus at target, as well as pro-rated payment of your Contribution Bonus at target for the applicable fiscal period between the close of the Transaction date and your termination. Additionally, you will be eligible for vesting of your prior granted ATI equity (converted into AMD equity) that would vest during the applicable Severance Period (as described above). This would not include newly granted, post-close-of-transaction AMD equity that has not yet vested. You will also continue to be eligible for medical and dental insurance as arranged by AMD, as well as other legally mandated benefits. Finally you will be provided outplacement assistance as arranged by AMD.

If this Offer is agreeable to you, please accept it by initialing each page, signing your name below and returning the original signed and dated document to me in the enclosed envelope.

We look forward to having you as a member of our team and feel our association will be mutually rewarding. The dedication, creative drive and loyalty of our employees have enabled us to impact the world through our technological advances in the microelectronics field. We are confident that you possess these qualities and that your contributions to AMD/ATI will be significant and important to our future.

Sincerely,

/s/ Dirk Meyer
Dirk Meyer President and Chief Operating Officer AMD

/s/ Kevin Lyman
Kevin Lyman Senior Vice President, Corporate Human Resources AMD

I am pleased to accept AMD/ATI’s Offer of employment as outlined above and in the enclosed attachment(s).

/s/ David Orton
Signature

September 21, 2006
Date Signed	Date of Birth (Month/Day/Year)*

*	This information will be kept confidential and used only to generate your personnel number.